Filed by State Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: State Bancorp, Inc.

Commission File No. 001-14783

Memo

TO:	All Employees

FROM:	Thomas M. O’Brien

DATE:	July 19, 2011

RE:	Questions and Answers

As you know, on April 28, we announced a major transaction whereby State Bancorp, Inc. will be acquired by Valley National Bancorp in a 100% stock for stock merger. It is anticipated that this transaction will close during the fourth quarter of 2011.

The attached memorandum will provide you with additional information and answers to questions that you or your colleagues have asked about the transaction.

We will continue to address your questions as information becomes available and encourage you to continue to raise your questions with your supervisor or the HR Department.

Thank you.

The questions and answers below provide certain summary information regarding your potential benefits under various employee benefits plans of State Bank of Long Island and Valley National Bank. The information below is merely a summary. The terms of these benefits are determined under written plan documents that are available on request. In the event of any conflict between this summary information and the written plan documents, the provisions of the written plan documents will control.

Q.	If my job is affected by staff reductions will I be able to apply for open positions at Valley National Bank?

A.	Yes, Valley National Bank has advised us that it intends to give State Bank employees who are affected by staff reductions priority consideration in filling vacancies in the combined company.

If you are affected, you will be given at least 60 days prior notice so that you may post for any open positions at that time.

Q.	What are the details of the severance agreement?

A.	Valley National Bank has committed to provide severance benefits based on years of service to those full-time and part-time employees who may ultimately be separated from the combined company.

a.	Except for State Bank employees who have individual severance or similar contractual agreement(s), following the consummation of the merger and for one year thereafter, Valley National Bank shall pay severance to State Bank employees who are involuntarily terminated by Valley National Bank for reasons other than cause.

b.	Each participant will receive severance pay in the amount of two (2) weeks per year of service subject to (i) a minimum of four (4) weeks for non-officer employees and twelve (12) weeks for officers, and (ii) a maximum of 52 weeks.

c.	During the severance period, health and dental benefits for participants will continue and be fully paid for by Valley National Bank. These benefits are subject to change in the ordinary course of business, much as State Bank may change or amend its benefit plans from time to time, so your benefits during this continuation period may not be identical to those in effect for you now. Valley will not make changes to its benefit plans to disadvantage only State Bank employees.

d.	Upon termination of severance benefits, participants will receive COBRA - Consolidated Omnibus Budget Reconciliation Act notification. As a general rule, the federal law called COBRA gives you the right to continue your group health plan coverage at your own expense. Details about premiums and coverage period will be included in the notification.

Q.	How will I be notified about my severance benefits?

A.	You will receive a Severance Agreement and Release for your review. This document will provide you with the details of your severance benefits. Prior to receiving severance benefits, the release must be signed and returned to HR. Payments will commence with the first regularly scheduled payroll after a seven (7)-day revocation period, which is required.

Q.	How will years of service be calculated?

A.	Years of service for all part time and full time employees will be calculated from hire date until termination date, rounded to the nearest half year.

Example:
Hire date	June 10, 2001
Termination date	January 31, 2012
Years of Service	10.5
Severance payment would be for 10.5 x 2 weeks = 21 weeks.

Q.	How will severance be paid?

A.	Severance pay will be calculated on current base pay and paid as a salary continuation benefit. The bi weekly payment will be deposited into your checking or savings account on file.

Part time employees will receive severance pay on a pro-rated basis in accordance with their scheduled hours.

Example:
Scheduled weekly hours	20
Hourly rate	$10.00
Weekly rate	$200.00

Severance payment would be $200.00 per week times the number of weeks of severance.

Q.	Will I be eligible for unemployment if I am terminated and receive a severance payment?

A.	Yes.

Q.	If the merger closes in 2011, will the State Bank benefit plans continue through year end?

A.	Yes, for active employees, the State Bank benefit plans will remain in place at least through year end.

For terminated employees, the terms of the benefit plans will be reviewed and any continuation rights and conversion privileges under group insurance programs and other general benefits information will be explained at the time of separation from the company.

Participants in programs such as AFLAC and Long Term Care will have the opportunity to convert to direct home billing prior to the merger. Details will be available in September, 2011.

Information about benefit offerings for January, 2012 will be provided during the fourth quarter.

Additional Information and Where to Find It

On April 28, 2011, State Bancorp, Inc. (the “Company”) entered into an Agreement and Plan of Merger with Valley National Bancorp (“Valley”), providing for the merger of the Company with and into Valley, with Valley as the surviving entity.

In connection with the merger, Valley has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of the Company and a Prospectus of Valley, as well as other relevant documents concerning the proposed transaction. A definitive Proxy Statement will be mailed to stockholders of the Company after the Registration Statement is declared effective. The Registration Statement has not yet become effective. You are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about the Company and Valley at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from the Company by accessing the Company’s website at www.statebankofli.com under the tab “Investor Relations” and then under the heading “Financial Information” and subheading “SEC Filings.”

The Company and Valley and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2011 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 25, 2011. Information about the directors and executive officers of Valley is set forth in the proxy statement for Valley’s 2011 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus. You may obtain free copies of this document as described in the preceding paragraph.